

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 13, 2009

Via U.S. Mail and Fax (404-260-6828)
Mr. Martin R. Gausvik
Executive Vice President, Treasurer and Chief Financial Officer
CMP Susquehanna Radio Holdings Corp.
3280 Peachtree Road, NW Suite 2300
Atlanta, GA 30305

> RE: **CMP Susquehanna Radio Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-143558**

Dear Mr. Gausvik:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

> Sincerely,

> Larry Spirgel
> Assistant Director